                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                      METEOR INDUSTRIES, INC.
                         (Name of Issuer)

                   Common Stock, $.001 Par Value
                  (Title of Class of Securities)

                           591475 10 8
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591475 10 8               13G

1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Edward J. Names

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER
   331,573

6  SHARED VOTING POWER
   2,400

7  SOLE DISPOSITIVE POWER
   331,573

8  SHARED DISPOSITIVE POWER
   2,400

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   333,973

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   10.0%

12 TYPE OF REPORTING PERSON*
   IN                                   *See Instruction before filling out.

Item 1.
     (a)  Name of Issuer: Meteor Industries, Inc.
     (b)  Address of Issuer's Principal Executive Offices:

               216 Sixteenth Street, Suite 730
               Denver, Colorado 80202
Item 2.
     (a)  Name of Person Filing: Edward J. Names
     (b)  Address of Principal Business Office:

               216 Sixteenth Street, Suite 730
               Denver, Colorado 80202

     (c)  Citizenship: USA
     (d)  Title of Class of Securities:  Common Stock, $.001 Par Value
     (e)  CUSIP No.: 591475 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
         Not applicable.

Item 4.  Ownership.
    (a)  Amount Beneficially Owned: 333,973
    (b)  Percent of Class: 10.0%

    (c)  Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote:      331,573<FN1>
         (ii) shared power to vote or to direct the vote:      2,400<FN2>
        (iii) sole power to dispose or to direct the
              disposition of:                                331,573<FN1>
        (iv)  shared power to dispose or to direct the
              disposition of:                                  2,400<FN2>
________________

<FN1>
Represents 33,240 shares held directly by Mr. Names, 265,000 shares held by NFF, Ltd., a limited partnership of which he serves as general partner and 33,333 shares underlying stock options exercisable within 60 days held by Mr. Names.
<FN2>
Represents 2,400 shares held by Mr. Names' wife, of which he disclaims beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997            By/s/ Edward J. Names
                                         Edward J. Names